SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             Ascent Pediatrics, Inc.
                             -----------------------
                                (Name of Issuer)

                        Common Stock ($0.00004 par value)
                        ---------------------------------
                         (Title of Class of Securities)

                                 00004362X 10 1
                                 --------------
                                 (CUSIP Number)

                                 August 26, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)
                                |X| Rule 13d-1(c)
                                |_| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP # 00004362X 10 1            13G

1           NAME OF REPORTING PERSONS.
            I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only).

            Banque Nationale de Paris
            IRS Identification Number:  94-1677765

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

                                                                         (a) |_|
                                                                         (b) |X|
3           SEC USE ONLY

4           CITIZENSHIP OR PLACE OF ORGANIZATION

            Republic of France

                           5      SOLE VOTING POWER
         NUMBER OF                - 0 -
          SHARES
       BENEFICIALLY        6       SHARED VOTING POWER
         OWNED BY                  549,231
          EACH
        REPORTING
         PERSON            7       SOLE DISPOSITIVE POWER
          WITH                     - 0 -

                          8        SHARED DISPOSITIVE POWER
                                   549,231


9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             549,231

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)|_|


11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            5.7%

12
            TYPE OF REPORTING PERSON (See Instructions)

            CO

CUSIP # 00004362X 10 1                  13G

1           NAME OF REPORTING PERSONS.
            I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only).

            Paribas
            IRS Identification Number: 13-2937443

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                          (a)|_|
                                                                          (b)|X|
3           SEC USE ONLY


4           CITIZENSHIP OR PLACE OF ORGANIZATION

            Republic of France

                           5       SOLE VOTING POWER
        NUMBER OF                  - 0 -
        SHARES
       BENEFICIALLY        6       SHARED VOTING POWER
        OWNED BY                   549,231
          EACH
       REPORTING
         PERSON            7       SOLE DISPOSITIVE POWER
          WITH                     - 0 -


                           8       SHARED DISPOSITIVE POWER
                                   549,231


9
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            549,231

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (See Instructions)|_|


11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            5.7%

12
            TYPE OF REPORTING PERSON (See Instructions)

            BK

CUSIP # 00004362X 10 1                  13G

1           NAME OF REPORTING PERSONS.
            I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only).

            Paribas North America, Inc.
            IRS Identification Number: 13-1929559

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                          (a)|_|
                                                                          (b)|X|
3           SEC USE ONLY


4           CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                           5       SOLE VOTING POWER
        NUMBER OF                  - 0 -
        SHARES
       BENEFICIALLY        6       SHARED VOTING POWER
        OWNED BY                   549,231
          EACH
       REPORTING
         PERSON            7       SOLE DISPOSITIVE POWER
          WITH                     - 0 -


                           8       SHARED DISPOSITIVE POWER
                                   549,231


9
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            549,231

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (See Instructions)|_|


11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            5.7%

12
            TYPE OF REPORTING PERSON (See Instructions)

            CO

CUSIP # 00004362X 10 1                  13G

1           NAME OF REPORTING PERSONS.
            I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only).

            Paribas Principal Incorporated
            IRS Identification Number: 13-3529118

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                          (a)|_|
                                                                          (b)|X|
3           SEC USE ONLY


4           CITIZENSHIP OR PLACE OF ORGANIZATION

            New York

                           5       SOLE VOTING POWER
        NUMBER OF                  - 0 -
        SHARES
       BENEFICIALLY        6       SHARED VOTING POWER
        OWNED BY                   549,231
          EACH
       REPORTING
         PERSON            7       SOLE DISPOSITIVE POWER
          WITH                     - 0 -


                           8       SHARED DISPOSITIVE POWER
                                   549,231


9
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            549,231

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (See Instructions)|_|


11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            5.7%

12
            TYPE OF REPORTING PERSON (See Instructions)

            CO


     This statement amends the Statement on Schedule 13G filed on February 13, 1998 by Compagnie Financiere de Paribas, Banque Paribas, and Paribas Principal Incorporated. On May 12, 1998, Compagnie Financiere de Paribas merged into Banque Paribas, with effect from January 1, 1998. Compagnie Bancaire, Compagnie de Navigation Mixte, CNM Finance, Kleber Portefeuille and Klecinq, all subsidiaries of Compagnie Financiere de Paribas, were also merged into Banque Paribas, which changed its name to Paribas. Only those Items as to which there has been a change of information are included in this Amendment.


Item 4. Ownership

     The following information with respect to the ownership of Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 1999.

     (a) Amount Beneficially Owned:

          See Row 9 of the cover page for each Reporting Person.

     (b) Percent of Class:

          See Row 11 of the cover page for each Reporting Person.

     (c) Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote:

               See Row 5 of the cover page for each Reporting Person.

          (ii) Shared power to vote or to direct the vote:

               See Row 6 of the cover page for each Reporting Person.

          (iii) Sole power to dispose or to direct the disposition of:

               See Row 7 of the cover page for each Reporting Person.

          (iv) Shared power to dispose or to direct the disposition of:

               See Row 8 of the cover page for each Reporting Person.

     Includes 156,924 shares issuable upon the exercise of warrants. Paribas North America ("PNA") may be considered the beneficial owner of the shares reported by Paribas Principal Incorporated ("PPI") herein through its 100% ownership of PPI. Paribas may be considered the beneficial owner of the shares reported by PPI and PNA herein through its 100% ownership of PNA. Banque Nationale de Paris may be considered the beneficial owner of shares reported by PPI, PNA and Paribas through its majority ownership of Paribas which was acquired the 26th day of August, 1999.

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   Signature.
                                   ----------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 2000
                                    BANQUE NATIONALE DE PARIS


                                    By:  /s/  Jean-Pierre Bernard
                                         ---------------------------
                                    Name:  Jean-Pierre Bernard
                                    Title:  Chief Operating Officer


                                    PARIBAS


                                    By: /s/  M.S. Alexander
                                        ---------------------------
                                    Name:   M.S. Alexander
                                    Title:  Managing Director


                                    PARIBAS NORTH AMERICA, INC.


                                    By: /s/  Patricia Lau
                                        ---------------------------
                                    Name:  Patricia Lau
                                    Title:  Chief Accountant


                                    PARIBAS PRINCIPAL INCORPORATED


                                    By: /s/  M.S. Alexander
                                        ---------------------------
                                    Name:  M.S. Alexander
                                    Title:  President

                                  Exhibit Index

Exhibit No.
--------------------------------------------------------------------------------


1. Joint Filing Agreement

                                                                       Exhibit 1
                                                               February 14, 2000
                             Joint Filing Agreement

     We, the undersigned, hereby express our agreement that the attached
Schedule 13G is, and any future amendments thereto may be, filed on behalf of each of us.



BANQUE NATIONALE DE PARIS


By:  /s/  Jean-Pierre Bernard
     ---------------------------
Title:  Chief Operating Officer


PARIBAS


By:  /s/  M.S. Alexander
     ---------------------------
Title:  Managing Director


PARIBAS NORTH AMERICA, INC.


By:  /s/  Patricia Lau
     ---------------------------
Title:  Chief Accountant


PARIBAS PRINCIPAL INCORPORATED


By:  /s/  M.S. Alexander
     ---------------------------
Title:  President